Bad Walter's Bootleg Ice Cream

Profit and Loss
January - March, 2023

	TOTAL
Income	
Catering	1,482.50
Retail	
Discounts	-94.00
Refunds	-20.50
Sales	28,006.50
Total Retail	**27,892.00**
Tips	3,822.68
Total Income	**$33,197.18**
Cost of Goods Sold	
Cost of Goods Sold	
Equipment and Supplies	249.10
Ingredients	3,511.79
Merchant Fees	1,286.55
Packaging	3,378.33
Total Cost of Goods Sold	**8,425.77**
Total Cost of Goods Sold	**$8,425.77**
GROSS PROFIT	**$24,771.41**
Expenses	
Insurance	88.39
Legal & Professional Services	3,062.03
Meals & Entertainment	90.52
Payroll Expenses	
Payroll Service Fees	135.00
Payroll Taxes	645.05
Wages	5,032.28
Total Payroll Expenses	**5,812.33**
Rent & Lease	9,997.74
Software and Online Services	508.45
Taxes & Licenses	119.00
Training and Educational	845.00
Travel	33.89
Total Expenses	**$20,557.35**
NET OPERATING INCOME	**$4,214.06**
Other Income	
Cash Back	232.20
Interest Income	6.41
Total Other Income	**$238.61**

Bad Walter's Bootleg Ice Cream

Profit and Loss

January - March, 2023

	TOTAL
Other Expenses	
Spoilage/Damaged Goods	1,000.00
Total Other Expenses	**$1,000.00**
NET OTHER INCOME	$ -761.39
NET INCOME	$3,452.67

Bad Walter's Bootleg Ice Cream

Balance Sheet

As of March 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amex Business Checking (8118)	2,015.59
Checking (0792)	30,641.59
Hotplate Clearing	2,191.76
Savings (1253)	10,001.21
Square Clearing	0.00
Third Place Clearing	0.00
Venmo	662.46
Total Bank Accounts	**$45,512.61**
Accounts Receivable	
Accounts Receivable (A/R)	733.74
Total Accounts Receivable	**$733.74**
Other Current Assets	
Inventory Asset - Packaging	541.06
Inventory Asset - Raw Materials	5,043.12
Total Other Current Assets	**$5,584.18**
Total Current Assets	**$51,830.53**
Fixed Assets	
Equipment & Machinery	
Original Cost	16,026.78
Total Equipment & Machinery	**16,026.78**
Total Fixed Assets	**$16,026.78**
TOTAL ASSETS	**$67,857.31**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amazon Business Prime Card (1006) - 2	380.76
Amex Blue Cash (41002)	2,649.60
Total Credit Cards	**$3,030.36**
Total Current Liabilities	**$3,030.36**
Total Liabilities	**$3,030.36**
Equity	
Owner's Investment	20,000.00
Owner's Pay & Personal Expenses	-6,560.09
Retained Earnings	47,934.37
Net Income	3,452.67
Total Equity	**$64,826.95**
TOTAL LIABILITIES AND EQUITY	**$67,857.31**

Bad Walter's Bootleg Ice Cream

Statement of Cash Flows
January - March, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	3,452.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset - Packaging	946.22
Inventory Asset - Raw Materials	-1,055.67
Equipment & Machinery:Original Cost	-6,063.23
Amazon Business Prime Card (1006) - 2	305.19
Amex Blue Cash (41002)	-1,984.58
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-7,852.07**
Net cash provided by operating activities	**$ -4,399.40**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-357.00
Net cash provided by financing activities	**$ -357.00**
NET CASH INCREASE FOR PERIOD	**$ -4,756.40**
Cash at beginning of period	50,269.01
CASH AT END OF PERIOD	**$45,512.61**